FORM 4
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP

[]  Check box if
  no longer
  subject to Section
  16. Form 4 or
  Form 5 obligations
  may continue.
  See Instruction 1(b)



[] Form 3 Holdings Reported

[X] Form 4 Transactions Reported

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

  ----------------------------------------------|-------------------------------------------|-------------------------------------
  1.  Name and Address of Reporting Person*     |2. Issuer Name and Ticker or Trading Symbol|6. Relationship of Reporting Person
                                                |                                           |   to Issuer
  BJH Management LLC                            |                                           |   (Check all applicable)
  Haber, Bruce                                  | Emergent Group Inc.                       | X Director     X 10% Owner
  ----------------------------------------------|                                           | X Officer      __ Other
  (Last)            (First)    (Middle)         |-------------------------------------------|   (give title    (specify
                                                |3.IRS Identification  |4. Statement for    |    below)         below)
  145 Huguenot Street, Suite 405                |  Number or Reporting |   Month/Year       |
                                                |  Person, if an Entity|   Februar 2003     |  Chief Executive Officer
  ----------------------------------------------|  (Voluntary)         |   (Fiscal Year End)|
              (Street)                          |                      |                    |
                                                |                      |----------------------------------------------------------
  New Rochelle    NY              10801         |                      |5. If Amendment,    |7. Individual or Joint/Group Filing
  ----------------------------------------------|                      |   Date of Original |   (Check applicable line)
  (City)          (State)         (Zip)         |                      |   (Month/Year)     |
                                                |                      |                    | _ Form filed by one Reporting Person
                                                |                      |         N/A        | X Form filed by more than one
                                                |                      |                    |   Reporting Person
  ----------------------------------------------|---------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                         Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security        2. Transaction    3.Transaction   4. Securities Acquired    5.Amount of    6. Ownership    7. Nature of
       (Instr. 4)                Date             Code            (A) or Disposed of      Securities      Form Direct     Indirect
                                                (Instr. 8)        (D)(Instr. 3,4 and 5)   Beneficially    (D) or          Beneficial
                               (Month/Day/                                                Owned at End    Indirect (I)    Ownership
                                  Year)       Code      V       Amount  (A) or  Price     of Issuer's
                                                                        (D)               Fiscal Year
                                                                                          (Instr.3&4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)                2/28/03          S               5,975,569  D    $0.005     7,967,425 (3)        I        Spouse is
                                                                                                                          trustee of
                                                                                                                          daughter's
                                                                                                                          trust
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)                2/28/03          G               7,967,425  D    $0.005     7,967,425 (3)        I        Spouse is
                                                                                                                          trustee of
                                                                                                                          daughter's
                                                                                                                          trust
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
*If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).
     Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.
                            (Print or Type Response)                      (Over)


FORM 4 (continued) Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

----------|---------|--------|----------|----------------|--------------|--------------|----------|---------|-----------|-----------
1.        | 2.      | 3.     |4. Trans- |5. Number of    |6. Date Exer- |7. Title and  |8. Price  |9. Number|10.Owner   |11.
Title of  | Conver- | Trans- |   action |   Derivative   |   cisable and|   Amount of  |   of     | of      | Form of   |Nature
Derivative| sion or | action |   Code   |   Securities   |   Expiration |   Underlying |   Deriva-| Deriv-  | Derivative|of
Security  | Exer-   | Date   |   (Instr.|   Acquired (A) |   Date       |   Securities |   tive   | ative   | Securities|Indirect
(Instr. 4)| cise    | (Month/|   8)     |   or Disposed  |   (Month/Day/|              |   Secur- | Benefic | Direct    |Bene-
          | Price of| Day/   |          |   of (D) (Instr|   Year)      |   (Instr. 3  |   ity    | ially   | (D) or    |ficial
          | Deriv-  | Year)  |          |   3, 4, and 5) |              |    and 4)    |   (Instr.| Owned   | Indirect  |Owner-
          | ative   |        |          |                |              |              |    5)    | At End  | (1)       |ship
          | Secur-  |        |          |                |-------|------|------|-------|          | of year |           |(Instr.4)
          | ity     |        |          |                |       |      |      |       |          |(Instr.4)|           |
          |         |        |-----|----|-------|--------| Date  |Expira|      | Amount|          |         |           |
          |         |        | Co  | V  |  (A)  |  (D)   | Exer- |tion  | Title|  or   |          |         |           |
          |         |        |     |    |       |        | cisa  |Date  |      | Number|          |         |           |
          |         |        |     |    |       |        | ble   |      |      |  of   |          |         |           |
          |         |        |     |    |       |        |       |      |      | Shares|          |         |           |
          |         |        |     |    |       |        |       |      |      |       |          |         |           |
----------| --------| -------| ----|----|-------|--------|-------|------|------|-------|----------|---------|-----------|-----------
          |         |        |     |    |       |        |       |      |      |       |          |         |           |
----------| --------| -------| ----|----|-------|--------|-------|------|------|-------|----------|---------|-----------|-----------
----------| --------| -------| ----|----|-------|--------|-------|------|------|-------|----------|---------|-----------|-----------
----------| --------| -------| ----|----|-------|--------|-------|------|------|-------|----------|---------|-----------|-----------
----------| --------| -------| ----|----|-------|--------|-------|------|------|-------|----------|---------|-----------|-----------
----------| --------| -------| ----|----|-------|--------|-------|------|------|-------|----------|---------|-----------|-----------
----------| --------| -------| ----|----|-------|--------|-------|------|------|-------|----------|---------|-----------|-----------
----------| --------| -------| ----|----|-------|--------|-------|------|------|-------|----------|---------|-----------|-----------
----------| --------| -------| ----|----|-------|--------|-------|------|------|-------|----------|---------|-----------|-----------
----------| --------| -------| ----|----|-------|--------|-------|------|------|-------|----------|---------|-----------|-----------
Explanation of Responses:

(1) BJH Management LLC acquired 13,942,994 shares of the Issuer's common stock for services rendered and agreed to transfer 5,975,569 shares to Mr. Louis
Buther for services rendered. The Issuer's common stock has traded sporadically at between $.0001 and $.03 per share. The price of $.005 per share was arbitrarily designated as the value of the common stock. The shares owned by BJH
Management LLC and its transferees also have certain anti-dilution rights through January 31, 2004 which entitle it and its transferees to maintain an approximate 17.5% ownership of the Issuer's outstanding common stock on a fully diluted basis.

(2) BJH Management LLC and Mr. Haber, as its owner, gifted 7,967,425 shares to his daughter's irrevocable Trust.

(3) Bruce J. Haber's wife, Michela I. Haber, as Trustee for Jessica Haber, has the beneficial ownership of such 7,967,425 shares by virtue of her power to vote and dispose of such shares. Although the table shows 7,967,425 shares of common stock owned by Mr. Haber and BJH Management because Mr. Haber may be deemed to be indirectly the beneficial owner of such 7,967,425 shares through his marriage to the Trustee, he disclaims beneficial ownership of all 7,967,425 shares.

** International misstatements or omissions of facts constitute Federal Criminal Violations. /s/ Bruce J. Haber    February 28, 2003
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                   Bruce J. Haber,      Date
                                                                                                 individually
                                                                                                 and as managing
                                                                                                 member of BJH
                                                                                                 Management LLC
                                                                                                 **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed.  If space provided is insufficient.
       See Instruction 6 for procedure.
